UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                              FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF
                 SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                    Osage Acquisition Corporation

           [ Name of Small Business Issuer in its Charter ]

                Nevada                               91-2048016
[State or other jurisdiction of incorp.]       [I.R.S. Emp. Ident. No.]

1800 North Hill Avenue, Willow Grove PA               19090
(Address of Principal Executive Offices)            (Zip Code)

Issuer's telephone number ( 215  )      658    -    0131

Securities to be registered pursuant to Section 12(b) of the Act.

    Title of each class        Name of each exchange on which registered

          None

   Securities to be registered pursuant to Section 12(g) of the Act.

                    Common Stock, $.001 Par Value
                          [ Title of Class ]

              __________________________________________
                          [ Title of Class ]


                                PART I

ITEM 1.        BUSINESS

       Osage Acquisition Corporation ("Osage") was incorporated on May 3rd, 2000, under the laws of the State of Nevada to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Osage has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholder.

       Osage will attempt to locate and negotiate with a business entity for the combination of that target company with Osage. The combination will normally take the form of a merger, stock-for-stock exchange, or stock-for assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that Osage will be successful in locating or negotiating with any target company.

       Osage has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company with a class of registered securities.

ASPECTS OF A REPORTING COMPANY

       There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

       *       increased visibility in the financial community;
       * provision of information required under Rule 144 for trading of eligible securities;
       * compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by Nasdaq or on the Nasdaq SmallCap Market;
       * the facilitation of borrowing from financial institutions;
       *       improved trading efficiency;
       *       shareholder liquidity;
       *       greater ease in subsequently raising of capital;
       * compensation of key employees through stock options for which there may be a market valuation;
       *       enhanced corporate image.

       There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

       *       requirement for audited financial statements;
       *       required publication of corporate information;
       *       required filings of periodic and episodic reports
               with the Securities and Exchange Commission;
       *       increased rules and regulations governing management,
               corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

       Certain private companies may find a business combination more attractive than an initial public offering of their securities.
 Reasons for this may include the following:

       *       inability to obtain underwriter;
       *       possible larger costs, fees and expenses;
       *       possible delays in the public offering process;
       *       greater dilution of their outstanding securities.

       Certain private companies may find a business combination less attractive than an initial public offering of their securities.
 Reasons for this may include the following:

       * no investment capital raised through a business combination;
       *       no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

       A business entity, if any, which may be interested in a business combination with Osage may include the following:

       * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
       * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
       * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
       * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;
       * a foreign company which may wish an initial entry into the United States securities market;
       * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
       * a company seeking one or more of the other perceived benefits of becoming a public company.

       A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of Osage, and the substitution by the target company of its own management and board of directors.

       No assurances can be given that Osage will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

       The proposed business activities described herein classify Osage as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Osage will not issue or sell additional shares or take any efforts to cause a market to develop in Osage's securities until such time as Osage has successfully implemented its business plan and it is no longer classified as a blank check company.

       The sole shareholder of Osage has executed and delivered an agreement affirming that it will not sell or otherwise transfer its shares except in connection with or following a business combination.

       Osage is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. Osage will continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of Osage.
 Since a benefit of a business combination with Osage would normally be considered its status as a reporting company, it is anticipated that Osage will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

       Peter Goss is the sole officer and director of Osage. Osage has no employees nor are there any other persons than Mr. Goss who devote any of their time to its affairs. Mr. Goss will not begin any services on behalf of Osage until after the effective date of the Registration Statement. All references herein to management of Osage are to Mr. Goss. The inability at any time of Mr. Goss to devote sufficient attention to Osage could have a material adverse impact on its operations.

GLOSSARY

"Blank Check" Company         As used herein, a "blank check"
                              company is a development stage
                              company that has no specific
                              business plan or purpose or has
                              indicated that its business
                              plan is to engage in a merger
                              or acquisition with an
                              unidentified company or companies.

Business Combination          Normally a merger, stock-for-stock
                              exchange or stock-for-assets exchange
                              between a target company and the
                              Registrant or the shareholders of the
                              Registrant.

Osage or the Registrant       The corporation whose common
                              stock is the subject of this
                              Registration Statement.

Exchange Act                  The Securities Exchange Act of
                              1934, as amended.

Securities Act                The Securities Act of 1933, as
                              amended.

RISK FACTORS

       Osage's business is subject to numerous risk factors, including the following:

       OSAGE HAS NO OPERATING HISTORY NOR REVENUE AND MINIMAL ASSETS AND OPERATES AT A LOSS. Osage has had no operating history nor any revenues or earnings from operations. Osage has no significant assets or financial resources. Osage has operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S "FINANCIAL STATEMENTS". Mr. Goss, individually, has agreed to pay all expenses incurred by Osage until a business combination without repayment by Osage. Mr. Goss is the sole shareholder of Osage. There is no assurance that Osage will ever be profitable.

       COMPANY HAS ONLY ONE DIRECTOR AND ONE OFFICER. Osage's president, its sole officer, is Peter Goss who is also its sole director and the controlling shareholder of its sole shareholder. Because management consists of only one person, Osage does not benefit from multiple judgments that a greater number of directors or officers would provide and Osage will rely completely on the judgment of its sole officer and director when selecting a target company. Mr. Goss anticipates devoting only a limited amount of time per month to the business of Osage and does not anticipate commencing any services until after the effective date of the Registration Statement. Osage has not obtained key man life insurance on Mr. Goss. The loss of the services of Mr. Goss would adversely affect development of Osage's business and its likelihood of continuing operations.

       CONFLICTS OF INTEREST. Mr. Goss, Osage's president, participates in other business ventures which may compete directly with Osage. Additional conflicts of interest and non-arms length transactions may also arise in the future. Osage has adopted a policy that it will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of business combination may include such terms as Mr. Goss remaining a director, officer or employee of Osage. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Goss for the purchase or retirement of all or part of his common stock of Osage by a target company or for services rendered incident to or following a business combination. Mr. Goss would directly benefit from such employment or payment. Such benefits may influence Mr. Goss' choice of a target company. The Certificate of Incorporation of Osage provides that Osage may indemnify officers and/or directors of Osage for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of Osage could be used or attached to satisfy any liabilities subject to such indemnification. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest."

       THE PROPOSED OPERATIONS OF OSAGE ARE SPECULATIVE. The success of Osage's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that Osage will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if Osage had more funds available to it, would be desirable. In the event Osage completes a business combination the success of Osage's operations will be dependent upon management of the target company and numerous other factors beyond Osage's control. There is no assurance that Osage can identify a target company and consummate a business combination.

       PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for Osage's securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of "penny stock", for purposes relevant to Osage, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

       THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. Osage is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for Osage. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than Osage and, consequently, Osage will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, Osage will also compete with numerous other small public companies in seeking merger or acquisition candidates.

       THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION. Osage has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that Osage will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. Osage has not established a specific length of operating history of a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which Osage would not consider a business combination with such business entity. Accordingly, Osage may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that Osage will be able to negotiate a business combination on terms favorable to Osage.

       REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), Osage is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by Osage. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the exchange act or applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to Osage at the time of effecting a business combination. In cases where audited financials are unavailable, Osage will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for Osage.

       LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. Osage has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by Osage. Even in the event demand exists for a transaction of the type contemplated by Osage, there is no assurance Osage will be successful in completing any such business combination.

       REGULATION UNDER INVESTMENT COMPANY ACT. In the event Osage engages in business combinations which result in Osage holding passive investment interests in a number of entities, Osage could be subject to regulation under the Investment Company Act of 1940. Passive investment interest, as used in the Investment Company Act, essentially means investments held by entities which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, Osage would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Osage has obtained no formal determination from the Securities and Exchange Commission as to the status of Osage under the Investment Company Act of 1940. Any violation of such Act could subject Osage to material adverse consequences.

       PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of Osage's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in Osage. As a condition of the business combination agreement, Mr. Peter Goss, the sole shareholder of Osage, may agree to sell or transfer all or a portion of his company's common stock so to provide the target company with all or majority control. The resulting change in control of Osage will likely result in removal of the present officer and director of Osage and a corresponding reduction in or elimination of his participation in the future affairs of Osage.

       POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS
COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of Osage's common stock may increase or decrease, perhaps significantly.

       TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination Osage may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. Osage intends to structure any business combination so as to minimize the federal and state tax consequences to both Osage and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

ITEM 2.        PLAN OF OPERATION

SEARCH FOR TARGET COMPANY

       Osage has entered into an agreement with Peter Goss, the sole shareholder of Osage, to supervise the search for target companies as potential candidates for a business combination. The agreement will continue until such time as Osage has effected a business combination. Peter Goss has agreed to pay all expenses of Osage without repayment until such time as a business combination is effected.

       Mr. Goss may only locate potential target companies for Osage and is not authorized to enter into any agreement with a potential target company binding Osage. Osage's agreement with Mr. Goss is not exclusive and Mr. Goss has entered into agreements with other companies similar to Osage on similar terms. Mr. Goss may provide assistance to target companies incident to and following a business combination, and receive payment for such assistance from target companies.

       Mr. Goss owns 500,000 shares of Osage's common stock for which he paid $500, or $.001, par value, per share.

       Mr. Goss has entered, and anticipates that he will enter, into agreements with other consultants to assist him in locating a target company and may share his stock in Osage with or grant options on such stock to such referring consultants and may make payments to such consultants from his own resources. There is not minimum or maximum amount of stock, options, or cash that Mr. Goss may grant or pay to such consultants. Mr. Goss is solely responsible for the costs and expenses of his activities in seeking a potential target company, including any agreements with consultants, and Osage has no obligation to pay any costs incurred or negotiated by Mr. Goss.

       Mr. Goss may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. If Mr. Goss engages in solicitation, no estimate can be made as to the number of persons who may be contacted or solicited. To date Mr. Goss has not utilized solicitation and expects to rely on consultants in the business and financial communities for referrals of potential target companies.

MANAGEMENT OF OSAGE

       Osage has no full time employees. Peter Goss is the sole officer of Osage and its sole director. Mr. Goss, as president of Osage, has agreed to allocate a limited portion of his time to the activities of Osage after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Goss and the potential demands of Osage's activities.

       The amount of time spent by Mr. Goss on the activities of Osage is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict the amount of time Mr. Goss will actually be required to spend to locate a suitable target company. Mr. Goss estimates that the business plan of Osage can be implemented by devoting approximately 10 to 25 hours per month over precision. Mr. Goss does not anticipate performing any services on behalf of Osage until after the effective of the registration statement.

GENERAL BUSINESS PLAN

       Osage's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. Osage will not restrict its search to any specific business, industry, or geographical location and Osage may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because Osage has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of Osage because it will not permit Osage to offset potential losses from one venture against gains from another.

       Osage may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

       Osage anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

       Osage has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes Osage will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to become a reporting company by other means. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

       The analysis of new business opportunities will be undertaken by, or under the supervision, of, the officer and director of Osage, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Osage; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of Osage's virtually unlimited discretion to search for and enter into potential business opportunities.

       Osage is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of Osage to file audited financial statements as part of or within 60 days following the due date for filing its Current Report on Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a business combination. Osage intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. Osage may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not confirm to the representations made by the target company.

       Osage will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which Osage may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which Osage may offer.

       Following a business combination Osage may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

       A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to Osage only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of target company.

TERMS OF A BUSINESS COMBINATION

       In